Exhibit 1

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	WPP PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	[X]
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	[ ]
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	[ ]
An event changing the breakdown of voting rights	[ ]
Other (please specify):	[ ]
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	15th December 2009
6. Date on which issuer notified:	16th December 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
JE00B3DMTY01	N/A	N/A	N/A	N/A	63,193,117	N/A	5.04%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	810,905		Nominal	Delta
						0.06%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
64,004,022			5.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 64,004,022 (5.10%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock Inc
Contact address (registered office for legal entities)	33 King William Street, London EC4R 9AS
Phone number & email	020 7743 5741; stuart.watchorn@blackrock.com
Other useful information (at least legal representative for legal persons)	Stuart Watchorn

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.